UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

International Steel Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460377104 (CUSIP Number)

December 17, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46037710	13G	Page 2 of 4 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Howard Hughes Medical Institute IRS Identification No. 59-0735717

2.	Check the Appropriate Box if a Member of a Group: Not Applicable (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 8,209,807 6. Shared Voting Power 7. Sole Dispositive Power 8,209,807 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,209,807

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 8.42

12.	Type of Reporting Person EP

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: International Steel Group, Inc.

1	(b)	Address of Issuer’s Principal Executive Offices: 3250 Interstate Drive, Richfield, Ohio 44286

Item 2.	(a)	Name of Person Filing: Howard Hughes Medical Institute

2	(b)	Address of Principal Business Office or, if none, Residence: 4000 Jones Bridge Road, Chevy Chase, MD 20815-6789

2	(c)	Citizenship: Delaware corporation

2	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

2	(e)	CUSIP Number: 460377104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	(a)	Amount beneficially owned: 8,209,807

4	(b)	Percent of Class: 8.42%

4	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 8,209,807

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 8,209,807

		(iv)	shared power to dispose or to direct the disposition of:

Item 5.

Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on behalf of another person. Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications: Not applicable

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HOWARD HUGHES MEDICAL INSTITUTE

By:	/s/ Landis Zimmerman

Name:	Landis Zimmerman
Title:	Vice President & Chief Investment Officer

Dated: May 3, 2004